Exhibit 99.75

VOX PROVIDES EXPLORATION
UPDATES FROM OPERATING PARTNERS

TORONTO, CANADA – September 28, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Gold Standard Ventures (TSX: GSV) (“Gold Standard Ventures”), Genesis Minerals Limited (ASX: GMD) (“Genesis”), Metalicity Limited (ASX: MCT) (“Metalicity”), Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”) and Norwest Minerals Limited (ASX: NWM) (“Norwest”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “The past month has been highly productive for Vox’s operating partners, with significant exploration activity across 18 separate royalty assets. Active drilling at the South Railroad, Kookynie, Bulong and Bulgera gold projects continues to unlock value for Vox shareholders by re-rating the development probability of these projects. Of particular note, the infill drilling at South Railroad and Bulong continues to support the medium-term development plans for these exciting gold projects.”

Summary of Development and Exploration Updates

•	Drilling success at Dark Star gold deposit by Gold Standard Ventures;

•	Kookynie gold projects:

○	Continued drilling success, management change and A$21M capital raising to fund exploration activities at the Puzzle North discovery by Genesis;

○	Commencement of drilling at the McTavish deposit following up on bonanza-grade intersections by Metalicity;

•	High-grade drilling results at Kal East Gold Project by Black Cat, which includes Bulong royalty-linked deposits; and

•	Commencement of drilling programme at the Bulgera gold project by Norwest.

South Railroad (Pre-Feasibility) – Dark Star Exploration Success

•	Vox holds a 0.633% net smelter royalty with advance minimum royalty payments over part of the South Railroad project;

•	On September 13, 2021, Gold Standard Ventures announced:

○	It had completed 20 reverse circulation (“RC”) drill holes at the Dark Star gold deposit, with objectives of targeting conversion of inferred resources to measured and indicated, testing zones of gravels east of Dark Star Main for suitability as over-liner on proposed heap leach pad and assessing pit wall stability and design;

○	Drill holes DR21-11, DR21-12, and DR21-17 through DR21-20 were completed at Dark Star Main as in-fill drill holes and intersected ore grade mineralization similar to holes previously drilled at Dark Star Main and indicate that the ore body is still open to the south. Highlights from royalty-linked drilling included:

■	DR21-11 intersected 48.8m @ 1.19g/t Au from surface;

■	DR21-12 intersected 57.9m @ 0.74g/t Au from 10.7m;

■	DR21-17 intersected 39.6m @ 0.42g/t Au from surface;

■	DR21-18 intersected 76.2m @ 0.68g/t Au from surface;

■	DR21-20 intersected 73.2m @ 0.76g/t Au from surface;

○	Drill holes DR21-01 through DR21-09 were completed on a zone of gravels east of the Dark Star Main deposit. The gold grades intersected represent an eroded portion of the Dark Star Main deposit and are currently being evaluated for utilization / suitability as over-liner on the proposed heap leach pad.

•	Additional work on the South Railroad feasibility study is ongoing, comprising technical trade-off studies, metallurgical testwork and in-fill drilling at the Pinion deposit, with the goal of adding 300,000+ ounces of royalty-linked contained gold to existing mineral reserves to the mine plan, to be known as “Pinion Phase 4”, as summarised in Gold Standard Ventures’ September 2021 corporate presentation.

•	Vox Management Summary: The upcoming South Railroad feasibility study is likely to include significantly more royalty-linked reserve ounces, based on ongoing drilling success, and support the likelihood of a development decision on this Nevada gold project within the next 12 – 18 months.

Kookynie (Pre-Feasibility) – Equity Raising for Exploration and Feasibility and Strong Drilling Results

•	Vox holds a A$1/t production royalty on part of the Kookynie gold project(1);

•	On August 24, 2021, Genesis announced:

○	RC drilling continues to confirm the potential to grow all key deposits which form part of Ulysses Gold Project, including the royalty-linked Puzzle North deposit;

○	During the months of July and August 2021, 8,300m of RC drilling was completed with results currently pending for Puzzle North and Puzzle deposits;

○	The remainder of the September 2021 quarter will include targeting extensions of the new Puzzle North prospect and extensions and upgrading of the Puzzle resource; and

•	On September 22, 2021, Genesis announced an equity funding package totalling A$20.8M and appointment of former Saracen Mineral Holdings and Northern Star Resources Managing Director Raleigh Finlayson as Genesis Managing Director. According to Genesis, Raleigh Finlayson will subcribe for A$7M of the funding package personally. The funds raised will be used to grow Genesis’ Ulysses gold project in Western Australia through aggressive exploration, prioritising the Ulysses, Puzzle and Admiral deposits following recent drilling success, advance ongoing feasibility studies, and pursue other strategic opportunities that emerge.

•	Vox Management Summary: Incoming Genesis Managing Director Raleigh Finlayson was instrumental in growing Saracen Minerals to a A$6B major gold producer from 2008 – 2021, culminating in the company’s A$16B merger with Northern Star Resources. His leadership at Genesis and personal financial investment supports the perceived quality of the company’s gold projects, including the royalty-linked Puzzle North discovery.

Bulong (Pre-Construction) – High Grade Drilling Results

•	Vox holds a 1% net smelter royalty over part of the Bulong gold project;

•	On September 16, 2021, Black Cat announced:

○	Start-up operations at Kal East are planned to include an underground mine at Majestic in conjunction with an open pit at the royalty-linked Myhree deposit;

○	The first half of drilling results from the June 2021 RC drilling programme at the Myhree deposit has confirmed high-grade mineralisation close to the surface, including;

■	2m @ 8.36 g/t Au from 38m (21MYGC017);

■	3m @ 8.06 g/t Au from 22m and 4m @ 6.14 g/t Au from 29m (21MYGC022);

■	8m @ 4.55 g/t Au from 26m (21MYGC041);

■	6m @ 5.74 g/t Au from 32m (21MYGC047);

■	5m @ 11.51 g/t Au from 27m (21MYGC048);

■	4m @ 5.04 g/t Au from 33m (21MYGC057);

■	3m @ 5.54 g/t Au from 19m (21MYGC060); and

○	Black Cat has drilled 65,000m to date in 2021 and intends to drill a further ~30,000m before the end of the year, with drilling focussed on a mix of discovery, resource growth and ore reserve conversion across Kal East, including the royalty-linked Myhree deposit;

•	Vox Management Summary: Construction preparations and successful confirmatory infill drilling continue to support Vox management’s confidence in Black Cat’s ability to commence construction at the Kal East/Bulong project in 2022. Black Cat is on track to drill approximately ~100,000m across the Kal East project in 2021, which increases the likelihood of further gold discoveries on royalty-linked areas at Bulong.

Bulgera (Exploration) – Positive Metallurgical Testwork and 3,900m Drilling Programme

•	Vox holds a 1% net smelter royalty over the Bulgera gold project;

•	On September 23, 2021, Norwest announced:

○	It recently commenced a 3,900m drilling programme designed to test the new high-grade gold zone at the Bulgera open pit, which was previously reported on May 11, 2021; and

○	It recently conducted preliminary metallurgical tests on three gold bearing composite samples collected from RC holes drilled through the new gold zone. The results show very high gravity and leach recoveries, fast leach kinetics and low cyanide and lime consumption;

○	Norwest’s CEO, Mr. Charles Schaus commented: “Diamond drilling to test the new high-grade gold zone is expected to reveal an enormous amount of information concerning the lode-scale geology and controls on the gold mineralisation. Importantly, a deep diamond drill intersection similar to those encountered up-dip by RC drilling would be a significant step in understanding the magnitude of this high-grade gold discovery. In addition, the preliminary metallurgical work on Bulgera gold RC chips indicates potential for high gold recoveries from a simple low-cost processing circuit”

•	Vox Management Summary: Vox acquired the Bulgera gold royalty for A$100,000 in February 2021 and it is already providing strong discovery potential and early development activity in the form of successful initial metallurgical testwork. Bulgera oxide ore was last processed at the Plutonic Gold Mine in 2004; the project still has a 48km haul road in place, which presents future potential for a simple toll-treatment gold operation.

Kookynie (Advanced Exploration) – 2,100m Drilling Programme

•	Vox holds a A$1/t ore production royalty (with gold grade escalator(1)) on part of the Kookynie gold project held by Metalicity;

•	On September 13, 2021, Metalicity announced:

○	A 2,100m RC drilling programme has commenced at the McTavish Prospect as a follow up to the previously reported bonanza gold intersections, including:

■	McTRC0049 – 5 metres @ 25.9 g/t from 28 metres, including: 3 metres @ 41.5 g/t from 30 metres and 1 metre @ 91.2g/t Au from 30 metres; and

■	McTRC0064 – 6 metres @ 20.6 g/t from 19 metres, including: 4 metres @ 29.1 g/t from 20 metres;

•	Vox Management Summary: We eagerly anticipate the results of this exploration drilling and the release of an initial resource estimate for the royalty-linked McTavish deposit later in 2021. The resource estimate will provide an initial indication of future development options for this high-grade gold project.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	Kookynie Royalty is split in two separate terms:

a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated.

b.	Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1) ..